Exhibit 99.1

Borr Drilling Limited – Notice of trading update with selected financial results for Q1 2020

Borr Drilling Limited (NYSE: BORR, OSE: BDRILL) plans to release a trading update including selected financial results for the first quarter 2020 on Wednesday, May 20, 2020. The time of the release is expected to be before New York Stock Exchange opens at 3.30 CET/ 9.30 ET in order to accommodate the Company’s US shareholders.

20 May 2020
Borr Drilling Limited
Hamilton, Bermuda

Forward looking statements
This press release includes forward looking statement relating to the expected timing of publication of a trading update including selected Q1 results. Such forward-looking statements are subject to risks, uncertainties and other factors could cause actual events to differ materially from the expectations expressed by the forward-looking statements included herein, including risks related to the timing of such release.